October 23, 2014	David J. Saul T +1 650 617 4085 F +1 650 566 4232 david.saul@ropesgray.com

VIA EDGAR AND OVERNIGHT DELIVERY

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Carbylan Therapeutics, Inc.

Draft Registration Statement on Form S-1 Submitted September 19, 2014

(CIK No. 0001348911)

Dear Mr. Riedler:

On behalf of Carbylan Therapeutics, Inc. (the “Company”), we are responding to the comment letter received on October 14, 2014 (the “Comment Letter”) from the staff of the U.S. Securities and Exchange Commission (the “Staff”). The Company previously submitted a Draft Registration Statement on Form S-1 on September 19, 2014 (the “Draft Submission”) to the SEC on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. In response to the comments set forth in the Comment Letter, the Company is filing a second confidential draft submission (“DRS Submission No. 2”) with this response letter. For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the DRS Submission No. 2, five of which have been marked to show changes from the Draft Submission, as well as a copy of this letter. For your convenience, we have repeated the Staff’s comments in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Jeffrey P. Riedler	- 2 -	<October 23, 2014>

The Company acknowledges the Staff’s comment and will, under separate supplemental cover, provide copies of all written communications, if any, presented to potential investors in reliance on Section 5(d) of the Securities Act.

General, page 1

2.	We note that you have submitted an application for confidential treatment relating to one of your exhibits. Please be advised that we will review this application separately and comments issued as a result of that review, if any, must be resolved prior to your filing a request for acceleration.

The Company acknowledges the Staff’s comment.

Summary

Overview, page 1

3.	Please clarify in this section that the term “intra-articular” refers to something occurring within or administered by entry into a joint.

The Company has revised the disclosure on pages 1 (and has also revised the corresponding disclosure on page 77) in response to the Staff’s comment to clarify that intra-articular treatments are treatments administered directly into a joint space.

4.	Please explain here and wherever else applicable in your submission your statement that your Phase 2b study, COR1.0, was “not powered for statistical significance.”

The Company has revised the disclosures on page 1, and wherever else applicable, to clarify the statistical significance issue. The disclosure now notes the actual number of patients treated and removes reference to “statistical significance,” as is the case on page 1, or rephrases the expression “powered for statistical significance” with the expression “was not designed to enroll a sufficient number of patients to demonstrate statistical significance,” as is the case on page 3. In the latter case, the Company has also added disclosure of the one point where the study did achieve statistical significance and notes that significance was not achieved at any other time point and in any other comparison of treatment arms (per the Staff’s comment 5, below).

Hydros-TA Clinical Program, page 3

5.	Consistent with your response to our immediately preceding comment, please note here, and in the risk factor on page 13-14, that the only statistically significant result detected in the COR1.0 study was a comparison between Hydros-TA and Hydros at the 2-week mark, and no other time point, and not at all between either of them and Synvisc-One.

Jeffrey P. Riedler	- 3 -	<October 23, 2014>

In response to the Staff’s comment, the Company has revised the disclosure on page 3 and its risk factor entitled “We are substantially dependent on the success of our lead product candidate, Hydros-TA…” on pages 14-15 to provide the requested additional disclosure.

6.	Please note here that you intend to seek FDA approval through the 505(b)(2) regulatory pathway and briefly describe its implications.

The Company has revised the disclosure on page 3 in response to the Staff’s comment to provide the requested disclosure.

Risk Factors

Risks Related to Our Business

“Clinical drug development involves a lengthy and expensive process . . ., ” page 14

7.	The additional risks relating to conducting COR1.1 and a portion of COR1.2 outside the United States are distinct from the other risks described in this disclosure. Please discuss these risks in an independent risk factor under an appropriate sub-caption.

In response to the Staff’s comment, the Company has revised its risk factor entitled “Clinical drug development involves a lengthy and expensive process…” on page 16 to remove the references to the additional risks related to conducting COR1.1 and a portion of COR1.2 outside of the United States and has included such risks in a new standalone risk factor appearing on page 17.

“If we are unable to differentiate Hydros-TA from steroid injections . . .,” Page 17

8.	Similarly, the risk relating to generic competition is distinct from that described in the remainder of this risk factor. Please address the generic risk in an independent risk factor and remove references to it from this one.

In response to the Staff’s comment, the Company has revised its risk factor entitled “If we are unable to differentiate Hydros-TA from steroid injections…” on page 18 to remove the references to the additional risks related to generic competition and has included such risks in a new standalone risk factor appearing on page 19.

“If product liability lawsuits are brought against us . . .,” page 21

9.	Please amend this risk factor to include the maximum limit of your product liability insurance coverage.

Jeffrey P. Riedler	- 4 -	<October 23, 2014>

In response to the Staff’s comment, the Company has revised its risk factor entitled “If product liability lawsuits are brought against us…” on page 22 to include the maximum limit of $5 million of the Company’s product liability insurance coverage.

“If we are not successful in attracting and retaining highly qualified personnel . . .,” page 22

10.	Please amend this risk factor to include the name(s) and title(s) of the personnel whose departure has the possibility of creating a material adverse effect.

In response to the Staff’s comment, the Company has revised its risk factor entitled “If we are not successful in attracting and retaining highly qualified personnel…” on page 23 to include the names and titles of the personnel whose departure has the possibility of creating a material adverse effect.

Use of Proceeds, page 51

11.	Please amend your disclosure to state whether you believe you will be able to complete both the COR1.1 and COR1.2 clinical trials using your offering proceeds.

The Company has revised the Use of Proceeds disclosure on page 52, as well as the use of proceeds disclosure on page 7 in response to the Staff’s comment to indicate the Company’s belief that the proceeds of the offering will be sufficient to complete both the COR1.1 and COR1.2 clinical trials.

12.	Please separate the amount of offering proceeds you expect to allocate toward research and discovery efforts from the remainder that you anticipate directing toward working capital and general corporate purposes.

The Company has revised the disclosure on page 52 in response to the Staff’s comment to separate out the proceeds the Company expects to allocate toward research and discovery efforts from the remainder that it anticipates directing toward working capital and general corporate purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, Page 70

13.	You disclosure on page 58 that you are eligible to receive regulatory and commercial milestone payments under the Shanghai Jingfeng Agreement. Please revise to disclose your accounting policy for milestones here and in Note 2 to the financial statements. Refer to ASC 605-28-50-1.

Jeffrey P. Riedler	- 5 -	<October 23, 2014>

In response to the Staff’s comment, the Company has revised the disclosures on pages 59, 60 and F-11 to provide the requested disclosure.

Stock-based Compensation, page 72

14.	Please note we may have additional comments on your accounting for stock-based compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please provide us with a quantitative and qualitative supplemental analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

The Company acknowledges the Staff’s comment and will, when an estimated offering price is determined, provide the Staff with the requested quantitative and qualitative supplemental analysis under separate supplemental cover.

Business

Overview, page 76

15.	We note your disclosure that Hydros is currently in a pre-clinical phase while TA has been cleared to proceed along the 505(b)(2) pathway. Please amend your disclosure to clarify, if true, that in order to obtain regulatory approval of Hydros-TA, Hydros does not have to undergo any clinical testing independent of the studies you have completed and intend to perform on Hydros-TA.

The Company has revised the disclosure on page 78 in response to the Staff’s comment to confirm that in order to obtain regulatory approval of Hydros-TA, Hydros will not have to undergo any clinical testing independent of the studies the Company has completed and intends to perform on Hydros-TA.

Our Solution – Hydros-TA, page 80

16.	Please explain the significance of Hydros-TA being comprised of both soluble HA and a three-dimensional HA hydrogel component, particularly since it is apparently the HA hydrogel component that is retained in the joint for longer periods.

The Company has revised the disclosure on page 81 in response to the Staff’s comment to add an explanation regarding the significance of Hydros-TA being comprised of both soluble HA and a three-dimensional HA hydrogel component.

17.	In your discussion of the COR1.0 Phase 2b trial, it appears that 60 of the patients were removed from the study as a result of the screening process. Please provide examples

Jeffrey P. Riedler	- 6 -	<October 23, 2014>

of reasons why a possible subject would have been eliminated from the study after having been screened.

The Company has revised the disclosure on page 83 in response to the Staff’s comment to provide the requested disclosure.

18.	Please provide examples of the reasons why certain subjects who were administered Hydros-TA and Synvisc-One did not complete the COR1.0 trial.

The Company has revised the disclosure on page 83 in response to the Staff’s comment to provide the requested disclosure.

Intellectual Property, page 92

19.	Please amend your disclosure to describe the various conditions under which both you and Shanghai Jingfeng Pharmaceutical Co., Ltd. may terminate your technology license agreement.

The Company has revised the disclosure on page 92 in response to the Staff’s comment to describe the various conditions under which both the Company and Jingfeng may terminate the technology license agreement.

Financial Statements

Notes to Financing Statements

5. License Agreement with Shanghai Jingfeng Pharmaceutical Co., Ltd., page F-18

20.	Regarding your Agreement with Jingfeng, please explain to us your basis for recognizing the upfront license payment upon signing the Agreement in November 2012. Tell us how the License meets the standalone value criteria under ASC 605-25-25-5a. Include in your response the following additional information:

•

Explain to us how Jingfeng has the ability to exploit the license without receiving the Services the Company has agreed to provide under the Agreement. Also you disclosure on page 64 that the regulatory milestone received in November 2013 was a technology license fee and disclose on page 92 that in November 2013, “we received a non-refundable milestone payment related to the completion of the initial transfer of technology of $0.4 million”. Explain to us how the initial license provided everything necessary for Jingfeng to sue the license for its intended purpose without receiving these undelivered items;

Jeffrey P. Riedler	- 7 -	<October 23, 2014>

The Company respectfully advises the Staff that ASC 605-25-25-5 states that in an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if both of the following criteria are met:

1.	The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).
2.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

With respect to the second criteria above, there are no stated rights of return under the agreement and delivery of the various elements is considered probable and substantially in control of the Company.

With respect to the first criteria for separation in ASC 605-25-25-5, the Company believes that the Jingfeng License has stand-alone value and should be treated as a separate unit of accounting. The Company delivered the License to Jingfeng upon execution of the Agreement. Under the terms of the Agreement, Jingfeng has the right to sublicense all rights granted to Jingfeng to third parties. That is, Jingfeng may effectively re-sell the License on a standalone basis. Furthermore, the rights granted to Jingfeng via the License have standalone value because, in the form granted pursuant to the Agreement, the development, manufacture and commercialization rights permit Jingfeng to perform all efforts necessary to bring the compound to commercialization and begin selling the drug upon regulatory approval in the specified territories. All of the related knowledge and information (e.g., the underlying technology) had been conveyed to Jingfeng as part of the License and Jingfeng (and third-party providers) have the ability to perform the associated development, manufacturing and commercialization activities. At the time the License was delivered, all future work was expected to be developmental in nature (e.g., studies to prove the efficacy of the compound in the specified territory by each respective party for their own territory). Finally, Jingfeng has significant experience with clinical trials and regulatory approval in the territory.

Jingfeng also has the wherewithal to manufacture product for both development and future commercialization purposes on their own and without the Company’s assistance. As Jingfeng has the ability to develop, manufacture, and commercialize the product candidate without the Company’s services, Jingfeng is capable of using the License for its intended purpose without the Company having to perform any of the remaining deliverables. Therefore Jingfeng could derive value from the License on a standalone basis. Based on the

Jeffrey P. Riedler	- 8 -	<October 23, 2014>

items considered above, the Company concluded the License has stand-alone value and should be treated as a separate unit of accounting.

In response to the Staff’s comment, the Company has revised the disclosures on pages 65 and 92 to clarify that the non-refundable milestone payment of $0.4 million was received by the Company “upon the successful production by Jingfeng of the first batch of Hydros-TA.”

•

You disclose on page F-19 that Jingfeng can sublicense its rights to the License for a reasonable amount of consideration. Tell us why the rights to sublicense are limited to a reasonable amount of consideration.

The Company has revised the disclosure on page F-19 to remove the reference of “for a reasonable amount of consideration” regarding Jingfeng’s sublicense rights because the Agreement does not specify the sublicense consideration which Jingfeng can receive.

•	Explain to us how your allocation of the November 2013 regulatory milestone payment between the License and the Services complies with the applicable accounting literature;

The Company has determined that the regulatory milestone payments received from Jingfeng do not qualify for the method of “milestone accounting” under ASC 605-28 because the events are not achieved based on the Company’s (i.e. the vendor’s) performance. As a result, the Company determined that the regulatory milestone payments would be accounted for in accordance with ASC 605-25. In addition, the Company has determined that two units of accounting exist at the inception of the Jingfeng Agreement, License and Services. The regulatory milestone payments do not represent a separate unit of accounting, and therefore, these are accounted for as contingent revenue. As contingent revenue, the regulatory milestone payments are allocated based on the relative selling price to the separate units of accounting and recognized in a similar manner as each underlying unit of accounting.

•	Please provide the disclosure required by ASC 605-28-50-2 for this arrangement; and

In response to the Staff’s comment, the Company has included the requested disclosure on page F-20.

•	Explain to us your basis under GAAP for recognizing revenue net of the Chinese withholding tax and tell us if the tax is reclaimable.

The payments received by the Company under the Jingfeng agreement are provided to the Company net of the applicable taxes. Jingfeng is permitted by the agreement to deduct and

Jeffrey P. Riedler	- 9 -	<October 23, 2014>

withhold all required amounts pursuant to the applicable tax laws. The Company has determined that it cannot reclaim the portion of the payment that relates to taxes under United States tax law or under the applicable Chinese tax regulations. As a result, the Company has considered the net amount of the payments to be eligible for revenue recognition by analogy to ASC 605-45-50-3. The Company has revised the disclosure on page F-11 to add disclosure regarding its policy for recognition of revenue net of foreign taxes.

6. Loan and Security Agreement, page F-20

21.	Please provide us with your analysis under ASC 470-50 to support why the amendment to the Loan and Security Agreement in February 2013 was accounted for as a modification and not an extinguishment.

The Company respectfully advises the Staff that in accordance with ASC 470-50-40, the Company treated the amendment of its debt with its existing lender, in a non-troubled debt situation, as a modification of debt. Due to the fact that the amendment of the debt facility occurred within one year of a previous amendment to the same debt facility, the Company compared the terms of the new facility to the original facility entered into in October 2011. In accordance with ASC 470-50-40-12 (a), the Company included the change in principal as a cash outflow when performing the threshold determination tests. The calculated net present value cash flow change on the original debt facility and the amended debt facility in accordance with ASC 470-50-40-12 was less than 4%. The Company also calculated the net present value cash flow change assuming exercise of the put feature on the original debt facility and the amended debt facility in accordance with ASC 470-50-40-12 (c), which amounted to 13%. In accordance with ASC 470-50-40-12 (c), the Company determined that the amendment of the debt facility is a modification by using the smaller change percentage in the 10% threshold determination. Since the calculated net present value cash flow change on the original debt facility and amended debt facility was less than 10%, the loans are not deemed to be substantially different, which qualifies the amended debt facility for treatment as a debt modification.

Jeffrey P. Riedler	- 10 -	<October 23, 2014>

We would very much appreciate the Staff’s prompt review of the amendment to the Draft Submission. Should you have any follow-up questions, please call me at (650) 617-4085.

Very truly yours,

ROPES & GRAY, LLP

/s/ David J. Saul

David J. Saul

DJS:ams

cc:	T. Michael White, Carbylan Therapeutics